House of BODS Fitness, Inc.
February 25, 2014

RODRIGUEZ & ASSOCIATES
Raul N. Rodriguez, Esq.
Kelsey, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797 Web Address: www.rnrodriguez.com	Facsimile: (303) 861-1995 E-mail address: raul@rnrodriguez.com

February 25, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Attention: Susan Block or Tonya K. Aldave

Re:	House of BODS Fitness, Inc. Amendment 1 to Registration Statement on Form S-1 Filed August 16, 2013 File No. 333-190667

Ladies/Gentlemen:

          In connection with the House of BODS Fitness, Inc. (the "Company", "we", "our") Registration Statement on Form S-1, the Company submits the following response to your Comment Letter dated September 12, 2013.

          To facilitate your review of this response to your Comment Letter, the Company will respond to each of the numbered Comments set forth in your letter dated September 12, 2013. The Company is enclosing a lined copy of the Registration Statement on Form S-1 on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

          The Company will comply with the reporting requirements of the Exchange Act of 1934. The Company is submitting a substantive and fully responsive amendment to the Commission's letter dated September 12, 2013.

General

Comment No. 1:

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

*	Disclose that you are an emerging growth company;

House of BODS Fitness, Inc.
February 25, 2014

*	Describe how and when a company may lose emerging growth company status;
*

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

*	State your election under Section 107(b) of the JOBS Act:
*

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

*

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response No. 1:

The Company has revised the Registration Statement on Form S-1 filing to disclose that they qualify as an "emerging growth company." We have further described the conditions by which a company may lose emerging growth company status and the exemptions that are available to emerging growth companies. The Company has included a statement that we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and has included a statement that this election is irrevocable.

Additionally, the Company has added risk factors 47 and 48 to discuss their status as an emerging growth company under the JOBS Act and the associated risks.

Comment No. 2.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

House of BODS Fitness, Inc.
February 25, 2014

Response to Comment No. 2:

The Company has attached as exhibits to our S-1 filing, all written communications as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act as Exhibit 10.3-House of Bods Fitness, Inc. Business Plan and Exhibit 10.4-House of Bods Fitness, Inc.Subscription Agreement. The Company has not invited any broker or dealer to participate in this offering and thus, we do not have any research reports about us that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

Comment No. 3:

3.   We note that your officer and director is registering approximately 91% of the company's outstanding shares of common stock in this offering. Given the nature and size of the offering by the majority shareholder, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1) (i) of the Securities Act of 1933. Refer also to CD&I Question 212.15 under Securities Act Rules, available at the SEC website at http://www.sec.gov/divisions/corpfin/ guidance/securitiesactrules-interps.htm. In your response, please also provide an analysis as to why Tammy Skalko is not an underwriter as to the shares she is offering for resale.

Response to Comment No. 3:

Tammy Skalko, our officer and director, has elected to register 250,000 shares of her common stock (1.5% of the Company's outstanding shares) in this offering. Since Ms. Skalko is only registering 250,000 shares, she would not be considered an underwriter.

Comment No. 4:

4.   As to the shares offered by the selling shareholders, please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $.10. Your explanation should address the fact that the $.10 per share price appears to be the original price paid by selling shareholders, from the disclosure under "Recent Sales of Unregistered Securities," at page 52, and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

Response to Comment No. 4:

The Company has decided to increase the fixed price of the shares in this offering from $.10 to $.15. We have updated our filing fee to reflect the increased share price.

Comment No. 5:

5.   We note your disclosure at page 19 under the risk factor, "The market price of our Common stock may be volatile," that the initial public offering price will be determined through a potential underwriter, should your retain an underwriter. Other disclosure in the document

House of BODS Fitness, Inc.
February 25, 2014

appears to have characteristics of a self-underwritten, best-efforts offering, such as the prospectus cover page disclosure that the shares will be sold by your officers and directors and the use of proceeds at different amounts of proceeds at page 21. With the next amendment, please clarify the plan of distribution. Please note that we may defer further review of your filing until this is clarified.

Response to Comment No. 5:

The Company has clarified the plan of distribution to state that this is a self-underwritten offering and that there is no underwriter engaged. The Company has also modified risk factor number 45 "The market price of our Common Stock may be volatile" to remove any reference to an underwriter.

Comment No. 6:

6.   We note the disclosure that the common stock offered hereby will be sold at an initial public price of $.10 per share and thereafter the common stock offered hereby may be offered and sold at prevailing market prices, or at privately negotiated prices. Please revise to clarify this would only apply to the shares offered by the selling shareholders or advise. Consider risk factor disclosure, as appropriate.

Response to Comment No. 6:

The Company has revised the paragraph relating to the disclosure that the common stock hereby will be offered at an initial public price of $.15 per share and thereafter the common stock offered hereby may be offered and sold at prevailing market prices or at privately negotiated prices on page iii under the heading "Prospectus", on page 29 under the Plan of Distribution, and in all other relevant places, to clarfiy that only the Common Stock offered by the Selling Shareholders will be sold at an initial public price of $.15 per share and thereafter the common stock offered by the Selling Shareholders hereby may be offered and sold at prevailing market prices, or at privately negotiated prices.

Comment No. 7:

7.   Please revise to include your audited financial statements in the prospectus. We note that as the document is formatted, it appears that the financial statements are in Part II of the registration statement.

Response to Comment No. 7:

The Company has revised this filing to include the audited and unaudited financial statements in the prospectus starting on page 57.

Registration Statement Cover Page

Calculation of Registration Fee Table

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 8:

8.   It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Response to Comment No. 8:

The company has amended the section "Calculation of Registration Fee" to reflect that the registration fee has been determined pursuant to Rule 457(a) as opposed to Rule 457(o).

Prospectus Summary, page 1

Comment No. 9:

9.   Please revise your summary section to disclose your independent auditor's going concern opinion and to state that you are a development stage company. Please revise to disclose your monthly "burn rate," pre and post-offering. Also state the amount of cash you have on hand as of the most recent practical date and update that with any subsequent amendments.

Response to Comment No. 9:

The Company has revised the summary section to disclose our auditor's going concern opinion and to state that we are a development stage company. We have included our monthly "burn rate," pre and post-offering and stated the amount of cash that we had on hand as of September 30, 2013.

House of BODS Fitness, Inc., page 1

Comment No. 10:

10.   Please revise this section to clarify whether you have been in the dance studio business since 2007. In this regard, we note your disclosure on page 4 that you "have recently commenced operations" and "changed [your] business plan."

Response to Comment No. 10:

The Company has revised the Prospectus Summary and Risk Factor 5 on page 5 to clarify that House of BODS Fitness has only been operational since 2010. Our subsidiary/predecessor, BODS Transcending, has been in business since 2007, however, the business plan was revised when House of BODS Fitness, Inc. acquired BODS Transcending to include individual fitness training as well the addition of a dance fitness DVD series. We have no operating history in the dance fitness DVD industry.

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 11:

11.   Please quantify the number of you clients you currently have, as we note that your statement regarding having over "thousands of clients" is not clear here or on page 32. In addition, reconcile this disclosure with your statement on page 4 that although you operated since 2007 your "operations has [sic] not been substantial." Also, please clarify how you count clients. For instance, do people have a monthly membership to your dance studio or pay for individual classes?

Response to Comment No. 11:

The Company has added the following paragraph to clarify the current number of students it has and the method for counting clients:

We presently only offer personal training sessions to our 12-15 clients at their location. Clients are able to purchase a package of either six sessions for $240 or 12 sessions for $420. House of Bods averages 8-10 personal training sessions per week.

The Company has added language to the statement that since November 2007 "thousands of clients" have utilized our studio to clarify and the reference to operations not being substantial have been removed.

Risk Factors, page 3

1. We will need additional infusion of capital, page 3

Comment No. 12:

12.   It appears that you are describing two different risks in this risk factor. Please revise to identify and describe each risk in a separate risk factor. Please revise into two risk factors, one which discusses the need for additional capital and the other the risk of dilution to shareholder upon potential issuance of more shares.

Response to Comment No. 12:

The Company has revised this Risk Factor Number 1 into two risk factors. The first risk factor is titled "We will need additional infusions of capital" and the second is "Any capital we do raise will likely result in dilution to our stockholders' ownership and voting rights in our company."

13. We may incur rising costs, page 8

Comment No. 13:

13.   Because you only have one studio, please revise to remove the reference to "existing studios."

House of BODS Fitness, Inc.
February 25, 2014

Response to Comment No. 13:

The Company has revised the Risk Factor "We may incur rising costs" (now Risk Factor No. 14) to state that we may incur rising costs related to construction of a new studio instead of existing studios.

25. Some officers and directors, page 12

Comment No. 14:

14.   We note that in addition to your CEO you only have one other officer and director. Please revise your reference to "other executive officers and directors" and state the approximate number of hours your other officer and director will devote to the company per week.

Response to Comment No. 14:

The Company has revised the risk factor "Some Officers and Directors" (Risk Factor 26, page 13) to read that "Our officers and Directors may allocate their time to other businesses..." and has specified that James Beshara will likely devote two to four hours per week or as needed to the affairs of House of BODS Fitness, Inc.

32. We may face intellectual property risks, page 14

Comment No. 15:

15.   Please revise to describe what "other intellectual property" you are referring to in this risk factor. In addition, please disclose the "foreign jurisdictions where [your] products will be sold."

Response to Comment No. 15:

The Company has revised the risk factor "We may face intellectual property risks" (Risk Factor 33, page 16) to state that:

If we are successful in developing additional products, we believe we may be able to rely on common law trademark rights and trade secret laws to protect our proprietary rights to any intellectual property related to our company, including but not limited to the House of BODS Fitness, Inc. name and logo.

The Company has also revised the sentence regarding foreign jurisdictions where our products will be sold to state that they may be sold in foreign jurisdictions. The Company does not currently have plans to expand into specific markets; however, online commerce does often cross international boundaries.

34. We are dependent on the continued growth of online commerce, page 15

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 16:

16.   This risk factor appears to be out of date because selling goods on the Internet is no longer new and the Internet appears to have largely been accepted. Please update this risk factor accordingly. In addition, please revise similar disclosure about internet acceptance on page 33.

Response to Comment No. 16:

The Company has revised the risk factor relating to online commerce as follows:

35. The expansion of our business to include retail and DVD sales is dependent on our development and use of online commerce.

The use of the Internet in the selling of products and services has become a widely accepted and effective tool in the development of sales and marketing programs for many companies from sole proprietorships to the largest corporations around the world. Although there is and will continually be substantial developments in security risks during the transacting of business over the Internet, our future net revenues and profits may be substantially dependent upon the level of confidence we are able to develop with regards to issues of fraud, privacy and other problems impacted by the use of the Internet. In order to expand our customer and revenue generating base, we propose to sell fitness DVD's, exercise clothing and accessories through our online storefront. If we are unable to attract a sufficient consumer base with the sales of our products over the Internet, our operating results and financial conditions may suffer.

The Company has also revised the section titled "Paid Subscription Services" on page 39 (formerly page 33) to only discuss the risk of fraud on the internet instead of questioning its acceptance as a medium of commerce.

Comment No. 17:

17.   Please clarify what product(s) you intend to sell over the Internet.

Response to Comment No. 17:

The Company has revised Risk Factor No. 35 (formerly No. 34) to clarify that we will sell fitness DVDs, exercise clothing and accessories through our online storefront.

37. Investment by tax-exempt investors, page 16

Comment No. 18:

18.   Please revise to state that prospective investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

House of BODS Fitness, Inc.
February 25, 2014

Response to Comment No. 18:

The Company has revised Risk Factor No. 39 (formerly No. 37) to state that prospective investors are encouraged to consult their own tax advisors.

41. The requirements of being a public company, page 18

Comment No. 19:

19.   Please provide an estimate of the increased legal and financial compliance costs referenced in this risk factor.

Response to Comment No. 19:

The Company has revised the risk factor relating to the requirements of being a public company (Risk Factor 43, page 19) to include an estimation of $35,000 in increased legal and $25,000 in increased financial compliance costs.

44. We have broad discretion in the use of the net proceeds, page 20

Comment No. 20:

20.   Please revise for consistency your statement here that you "cannot specify with any certainty the particular uses of the net proceeds" with the use of proceeds breakdown you provide on pages 20 and 21.

Response to Comment No. 20:

The Company has revised the risk factor "We have broad discretion in the use of the net proceeds" (Risk Factor 46, page 21) to be more consistent with our use of proceeds breakdown.

Use of Proceeds, page 20

Comment No. 21:

21.   Please expand upon the Use of Proceeds discussion to include a timeline for implementing the listed uses. This disclosure should correspond with the disclosure under "Plan of Operation," at page 40.

Response to Comment No. 21:

The Company has expanded upon the Use of Proceeds to include the following timeline for implementing the uses:

House of BODS Fitness, Inc.
February 25, 2014

Within the first 12 months after the close of our offering and depending on the amount of net proceeds available to us, management proposes to implement a timeline as to the use of the net proceeds as follows:

(1)   Produce and launch a fitness DVD series: the Company has commenced research for a contractor for the production and launch of a DVD series and intends to implement this step within 12 months of receipt of sufficient capital. The DVD series is anticipated to take 90-120 days to produce.

(2)   Increase our presence on the internet to facilitate online retail sales of various products related to our business: the Company has commenced research for an internet marketing company to improve and increase our internet presence. We intend to implement this step within 30 days of receipt of sufficient capital. Increasing internet presence is an ongoing effort that will continue as we launch the DVD.

(3)   Legal and professional services: the Company will use proceeds from this offering for legal and professional services as the need arises. Once the Company has registered shares, the need for reporting and compliance will increase and will be ongoing.

(4)   Working capital and other general corporate purposes: the Company will use the proceeds from this offering for working capital and other general corporate purposes as the need arises.

The Company has also revised their disclosure under Plan of Operation (page 46) to correspond.

Comment No. 22:

22.   Please also provide a breakdown of the use of proceeds if 75% of the offering is raised, if this is a best efforts offering or advise.

Response to Comment No. 22:

The Company has included a new column in the breakdown of the Use of Proceeds to show the proposed use of funds if $750,000 (75%) is raised.

Dilution, page 21

Comment No. 23:

23.   Please provide all of the disclosures required by Item 506 of Regulation S-K. Specifically, disclose the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. Also, tell us how the amounts presented were computed.

House of BODS Fitness, Inc.
February 25, 2014

Response to Comment No. 23:

The Company has revised the section under the heading "Dilution" on page 24 to provide all of the disclosures required by Item 506 of Regulation S-K.

Selling Shareholders, page 22

Comment No. 24:

24.   Please briefly provide disclosure regarding the transactions from which the selling shareholders received their shares. Identifying the selling shareholder with the transaction from which he or she received the shares may be done through footnote to the selling shareholder table, or otherwise.

Response to Comment No. 24:

The Company has added footnote (1) "Unless otherwise noted these selling shareholders purchased their shares at $.10 per share through a private placement which relied upon exemptions provided by Section 4(2) of the Securities Act of 1933, as amended and Rule 506 of Regulation D promulgated under the Securities Act." to the Selling Shareholder table to disclose the transactions from which the selling shareholders received their shares.

Comment No. 25:

25.   We note your statement that none of your selling shareholders "have had any position, office or other material relationship with us in the last three years." Both Ms. Skalko and Mr. Beshara are your officers and directors and selling shareholders. Please revise to describe their relationship with your or any of your predecessors or affiliates in this section. Refer to Item 507 of Regulation S-K.

Response to Comment No. 25:

The Company has revised the narrative regarding the Selling Shareholders as well as the footnotes describing the Selling Shareholder Table to more accurately reflect the nature of relationships between the Selling Shareholders and the Company.

Comment No. 26:

26.   Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

Response to Comment No. 26:

The Company has revised the footnotes of the Selling Shareholder Table to include all information regarding shares beneficially held by other family members.

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 27:

27.   Please identify the natural person who has voting power and/or investment control of Public Corporate Consultants, Inc.

Response to Comment No. 27:

The Company has added foot note number (9) Peggy A. Kimball has voting power of Public Corporate Consultants, Inc. to the Selling Shareholder table to identify the natural person who has voting power and/or investment control of Public Corporate Consultants, Inc.

Comment No. 28:

28.   There appears to be a typographical error in the selling shareholder table as to Mr. Harry Pack beneficially owning "3015,000" shares. Please revise or advise.

Response to Comment No. 28:

The selling shareholder table has been corrected and revised to state that Mr. Harry Pack beneficially owns 15,000 shares.

Comment No. 29:

29.   Reference is made to the two notes on page 24. Please separate the notes into two distinctive notes. With your current presentation, it is difficult for a reader to determine the end of note 1 and the beginning of note 2.

Response to Comment No. 29:

The footnotes at the bottom of the selling shareholder table have been revised with outlines to make the beginning and end of the notes more distinctive.

Plan of Distribution, page 24

Comment No. 30:

30.   We note that you describe the plan of distribution by selling shareholders in this section. Please revise this section to include a discussion about the primary offering's plan of distribution. Please note that we may defer further review of your filing until this information is included.

Response to Comment No. 30:

The Company has included this new section with a discussion about the primary offering's plan of distribution:

House of BODS Fitness, Inc.
February 25, 2014

This is a self-underwritten offering. We are offering to the public 6,666,667 shares of Common Stock on a "$1,000,000 maximum" basis at a purchase price of $.15 per share. This Registration Statement is part of a registration statement that permits Tammy Skalko and James Beshara, our two directors and officers, to sell the shares directly to the public, with no commission or other remuneration payable to them. There are no definitive plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Ms. Skalko and Mr. Beshara will sell the shares and intend to offer them to friends, family members, acquaintances and business associates. Additionally, there are no formal, binding commitments or guarantees to purchase shares from these sources. In offering the securities on our behalf, Ms. Skalko and Mr. Beshara will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Ms. Skalko and Mr. Beshara will not register as broker dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

   1.  Ms. Skalko and Mr. Beshara are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,

   2.  Ms. Skalko and Mr. Beshara will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions is securities; and

   3.  Ms. Skalko and Mr. Beshara are not, nor will they be at the time of participation in the offering, an associated person of a broker-dealer; and

   4.  Ms. Skalko and Mr. Beshara meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) are not brokers or dealers, or been associated persons of a broker or deals, within the preceding twelve months; and (C) have not participated in selling and offering securities for any issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(iii).

Neither our officers and directors, nor any affiliates intend to purchase any shares in this offering.

We have no intention of inviting broker-dealer participation in this Offering.

Common Stockholders of Record, page 26

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 31:

31.   Please update to provide the number of stockholders of record as the most recent practicable date. Similarly, refer to the footnotes to the Selling Shareholder table, at page 24. Please revise to update the selling shareholder table to a more recent practicable date.

Response to Comment No. 31:

The Company has updated the number of stockholders of record as of January 8, 2014. It has also revised the Selling Shareholder table to be accurate as of January 8, 2014.

Description of Securities to be Registered, page 29

Comment No. 32:

32.   Please delete the statement that all your shares of common stock issued and outstanding "are fully paid and non-assessable" or attribute the statement to counsel.

Response to Comment No. 32:

The Company has deleted the statement that all of our shares of common stock issued and outstanding "are fully paid and non-assessable".

Experts, page 30

Comment No. 33:

33.   Your disclosure indicates that the financial statements for the interim period included in the filing were audited, but this does not appear to be the case. Please revise or advise.

Response to Comment No. 33:

The section titled "Experts" has been revised to clarify that the year-end financial statements are audited and the interim period statements are unaudited.

Business, page 31

Comment No. 34:

34.   Please revise to briefly provide a more detailed summary of your business and current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. This applies to any included discussion of future plans or products, such as the mention of opening additional dance studios, producing a DVD or series of DVDs, web

House of BODS Fitness, Inc.
February 25, 2014

based sales, as well as to what types of products you may offer, and for your hope to add paid subscription services. If you are not able to expand upon the disclosure in this regard, please either delete the reference to these products or clearly state that you currently have no plans or funds in regard to certain products.

Response to Comment No. 34:

The Company has revised the business section beginning on page 37 to provide a more detailed summary of our business and current operations. We have included more detail about our future plans including steps involved, an approximate time frame, and discussion of other obstacles.

Comment No. 35:

35.   Please revise your disclosure to state how many full-time and part-time employees you currently employ. Also state how many dance or fitness instructors you employ.

Response to Comment No. 35:

The Company has revised its business summary to state that Tammy Skalko is our only full time employee and we currently have no part time employees or contracted dance/fitness instructors.

Comment No. 36:

36.   Please revise to indicate how many clients you currently have and describe the fees you charge for club membership, fitness and dance classes. In this regard, include the average number of clients you have each month and their average spending in your dance studio.

Response to Comment No. 36:

The Company has added the following language to describe the number of clients, the fees we charge and their average spending habits:

We presently only offer personal training sessions to our 12-15 clients at their location. Clients are able to purchase a package of either six sessions for $240 or 12 sessions for $420. House of Bods averages 8-10 personal training sessions per week. The average client books 6-8 sessions per month, for an average spending of $210-$320 per month.

Comment No. 37:

37.   Please remove your reference to "Craze" from the prospectus or revise to explain what you mean.

Response to Comment No. 37:

The reference to the word "craze" has been removed. Ms. Skalko's dance fitness program is now described as being "very popular with our clients."

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 38:

38.   We note that your financial statements refer to your subsidiary. Please revise your business section to list and describe it.

Response to Comment No. 38:

The Company has revised the first paragraph of the business section to read as follows:

House of BODS Fitness, Inc. (the "Company," "HOB," "we," "our," or "us") was incorporated in the State of Delaware on October 13, 2010. On October 21, 2010, we acquired BOD'S Transcending Company ("BODT"). BODT was incorporated in the State of Florida, on September 10, 2007. In November of 2007, BODT opened a dance fitness studio located at 1061 South Sun Drive Suite #1097, Lake Mary, Florida. All of HOB's business operations to date have been conducted by our subsidiary, BODT, as a result, unless otherwise indicated, all references to the Company and its operations relate to BODT.

General, page 31

Comment No. 39:

39.   We note your reference to your website at www.houseofbods.com. It does not appear to be a working website address. Please revise to remove the reference to this website or advise.

Response to Comment No. 39:

The reference to the website at www.houseofbods.com has been removed and replaced with the current web site address: www.houseofbodsorlando.com.

DVD Continuity Programs, page 33

Comment No. 40:

40.   Please revise to provide the estimated cost of producing a DVD or DVD series and the price you estimate charging for your DVDs.

Response to Comment No. 40:

The Company has included the following sentence in this paragraph to clarify the cost of producing a DVD series and the price we anticipate charging:

Based on research done by the Company including a proposal from Ryan Woods Advertising, we believe the cost to produce and package a DVD series may be $16.97 per set. We anticipate charging $69.99 for each set.

House of BODS Fitness, Inc.
February 25, 2014

Paid Subscriptions Services, page 33

Comment No. 41:

41.   Please revise to state that there is no guarantee that you will reach "a critical mass of customers (approximately 50,000 unique individuals)."

Response to Comment No. 41:

The Company has revised the section on paid subscription services to state that there is no guarantee that they will be successful in generating 50,000 unique visitors to their website.

We anticipate that we will be able to gain exposure to a large number of targeted individuals through our infomercial and other marketing activities. If we are able to achieve 50,000 unique individual visitors to our website, we hope to offer an online subscription service to paying members. This membership will offer a community of services and support geared toward women. There is no guarantee that the Company will be successful in generating 50,000 unique visitors to the website.

Material Agreements, page 35

Comment No. 42:

42.   Please clarify what is meant by the Company enters into "material agreements" with clientele on a month to month basis. Please explain if these are memberships or other types of agreements and any cancellation policies, if applicable.

Response to Comment No. 42:

The Company has deleted the reference to entering into "material agreements" with clientele on a month to month basis. The Company states that it is not currently a party to any material agreements.

Management's Discussion and Analysis, page 38

Critical Accounting Policies and Estimates, page 39

Comment No. 43:

43.   We note your disclosure to see Note 2 to the financial statements for a description of your critical accounting policies. Your disclosure of critical accounting policies should supplement, not duplicate the description of accounting policies that you have disclosed in the notes to the financial statements. While the accounting policy note in the financial statements describes the method used to apply an accounting principle, your discussion in MD&A should present your

House of BODS Fitness, Inc.
February 25, 2014

analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise accordingly. Refer to Section 501.14 of Financial Reporting Codification for guidance.

Response to Comment No. 43:

The Company has revised its disclosure of critical accounting policies on page 45 to state as follows:

Our financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the uncertainties regarding future events, actual results may differ from our estimates under different assumptions or conditions and the differing results may possibly be material.

(b) Plan of Operation, page 40

Comment No. 44:

44.   Please update your plan of operations for the next twelve months as we note that the section currently includes only information through June 2013. We note that two specific goals you mention in this section are (1) opening additional dance studios and (2) producing DVDs. Your discussion should include each specific step you intend to take toward these goals, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. If you currently do not have funding available for implementation of a goal, please make that clear.

Response to Comment No. 44:

The Company has updated the section titled "Plan of Operation" to include plans for the next twelve months including specific steps, estimated time frames and our intended sources and uses of funds.

Over the next year and depending on the amount of net proceeds available to us, management proposes to produce and launch a fitness DVD series, increase our presence on the internet, continue our personal training program and open a new studio.

In order to produce and launch a fitness DVD series, the Company has commenced research for a contractor for the work. The Company intends to implement this step within 12 months of

House of BODS Fitness, Inc.
February 25, 2014

receipt of sufficient capital. The DVD series should take 90-120 days to produce and then it will be available for sale to the public. In order to increase our presence on the internet to facilitate online retail sales of various products related to our business the Company has commenced research for an internet marketing company. We intend to implement this step within 30 days of receipt of sufficient capital. Increasing internet presence is an ongoing effort that will continue as we launch the DVD. Both the production of the fitness DVD and the increased internet presence will be funded through this offering. There is no guarantee that the Company will raise the entire amount needed to accomplish this part of their business plan.

The Company does not require any additional funds or steps in order to continue offering personal training sessions to current clients. We are currently looking into a suitable studio location to resume studio operations. Management believes they have the fund secured for this out of cash on hand and working capital. Management has been searching for locations and the next step will be to sign a contract on one. We may decide to expand our operations into other cities; however, there is no guarantee that we will be successful in this effort.

Comment No. 45:

45.   In this regard, please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. This should correspond with the disclosure to be founds under "Use of Proceeds," at page 20.

Response to Comment No. 45:

The Company has revised the Plan of Operations section to be more detailed, please see Response to Comment No. 44 for the revised section.

Comment No. 46:

46.   Please also revise to state that there is no guarantee that you will expand your business into other cities.

Response to Comment No. 46:

The Company has included language to state that there is no guarantee that we will be successful in expanding our business into other cities.

Comment No. 47:

47.   Please revise on page 41 to state that there is no guarantee that you will be able to satisfy cash requirements and working capital needs through the methods you listed. In addition,

House of BODS Fitness, Inc.
February 25, 2014

provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

Response to Comment No. 47:

The Company has added the following sentence to comply with this comment:

There is no guarantee that we will be able to satisfy cash requirements and working capital needs through the methods listed in this offering. We may require additional funds of up to $1,000,000 which we propose to raise with this offering.

Comment No. 48:

48.   Please state the basis for management's belief disclosed here that its current and future plans enable it to continue as a going concern for the next twelve months. Conform the like disclosures on pages 4, F-14 and F-30.

Response to Comment No. 48:

The Company has revised this sentence to read: Management believes that its current and future plans enable it to continue as a going concern for the next twelve months due to its ability to issue equity and debt securities, seek strategic partners and the Company's current proposal to initiate an additional stream of revenue through DVD sales. The disclosures on pages 5, F-15 and F-31 conform to this statement.

(b) Management's Discussion and Analysis of Financial Condition, page 40

Comment No. 49:

49.   Please provide a comparative analysis of all periods presented in your filing. For example, we note that there is no comparative analysis of your results of operations for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011.

Response to Comment No. 49:

The Company has revised the Management's Discussion and Analysis of Financial Condition starting on page 47 to include a comparative analysis of all periods presented in the filing including a comparative analysis between our results of operations for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011 and also a comparative analysis between our results of operations for the nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012.

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 50:

50.   Given that "general and administrative expenses" is your most significant expense category for each period presented, please list and quantify the major expense items that such expenses consist of for each period reported.

Response to Comment No. 50:

The Company has revised the Operating Loss section on both the Year End Comparative and the Interim Comparative to list and quantify the top three major expense items in the "general and administrative expenses" category.

Operating Loss, page 41

Comment No. 51:

51.   You disclose that the studio temporarily ceased operations in the first quarter of 2013 for the purpose of reworking the business plan and schedule. Please disclose if and when the studio resumed operations. If it has not resumed operations, disclose the reason for this, and when you expect operations to resume and the basis for your expectation.

Response to Comment No. 51:

The Company has revised their statement regarding the studio closing temporarily to state that the studio was closed for the fourth quarter of 2012 and reopened in January 2013.

Comment No. 52:

52.   Please state the basis for your estimation that your operating expenses will increase during the fiscal year ending December 31, 2013 to $80,000, and clarify if this is referring only to general and administrative expenses or if it is inclusive of cost of revenue.

Response to Comment No. 52:

The Company has clarified that the basis for its estimation that general and administrative costs, not inclusive of the cost of revenue, will increase to approximately $80,000 during the fiscal year ending December 31, 2013 is a comparison to expenses during previous quarters this year.

Liquidity and Financial Resources, page 42

Comment No. 53:

53.   Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2012 and 2011. Your discussion should be accompanied by an analysis at the appropriate level of detail.

House of BODS Fitness, Inc.
February 25, 2014

Please note that in regard to operating cash flows that your analysis should focus on factors that directly affect cash, and not merely refer to net losses, which is recorded on an accrual basis, and timing of collections and payments. Refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Response to Comment No. 53:

The Company has revised the Management's Discussion and Analysis of Financial Condition to include a comparative discussion of each section of our cash flows between all comparable periods presented in the statements of cash flows at an appropriate level of detail. The discussion of Liquidity and Financial Resources for the year end comparison begins on page 48 and the discussion for the interim comparison can be found on page 50.

Comment No. 54:

54.   You disclose in the third paragraph under this heading that through the Company's officers' and directors' relationships with friends, family members and close business associates, you intend to correct any deficiency in working capital through the sale of common equity to investors and/or through the identification and potentially entering into arrangements with strategic partners in order to fund operations in 2013. Please state whether you have formal, binding commitments for funding from these sources and the amount of such, and if not, state that there is no guarantee of funding from these sources.

Response to Comment No. 54:

The Company has revised the above referenced paragraph to state that they do not have any formal, binding commitments for funding from the listed sources and that there is no guarantee of funding from these sources.

Directors, Executive Officers and Corporate Governance, page 43

Tammy Skalko, CEO, President and Director, page 43

Comment No. 55:

55.   Please revise the description of Ms. Skalko's business experience to describe her business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response to Comment No. 55:

The Company has added language to the paragraph describing Ms. Skalko's business experience to clarify the dates that she has worked with House of Bods and its predecessor. Ms. Skalko has worked full time with Bods Transcending Company and House of Bods Fitness, Inc. for more than five years. Previous experience has been included for relevance.

House of BODS Fitness, Inc.
February 25, 2014

Prospectus Back Cover Page

Comment No. 56:

56.   Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response to Comment No. 56:

The Company has revised the Prospectus Back Cover Page to include the following dealer prospectus delivery obligation:

DEALER PROSPECTUS DELIVERY OBLIGATION

Until (insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Undertakings, page 54

Comment No. 57:

57.   Please revise the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (1), (2) , (3) and (4). We note, for example, that some undertakings refer to a "small business issuer."

Response to Comment No. 57:

The Company has revised the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (1), (2), (3) and (4). The language now reads:

Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   i.  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

   ii.  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the

House of BODS Fitness, Inc.
February 25, 2014

registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)   Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant

House of BODS Fitness, Inc.
February 25, 2014

undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures, page 56

Comment No. 58:

58.   Please revise your signature page to have your principal financial officer and principal accounting officer or controller sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

Response to Comment No. 58:

The Company has revised the signature page to include the signature of our Chief Financial Officer.

Financial Statements, page F-1

Comment No. 59:

59.   Please note the age of financial statements requirements pursuant to Rule 8-08 of Regulation S-X and update accordingly. It appears that you should include interim financial statements for the three and six months ended June 30, 2013.

Response to Comment No. 59:

Due to the timing of this filing and pursuant to Rule 8-08 of Regulation S-X, the Company has included interim financial statements for the three and nine months ended September 30, 2013.

Consolidated Statements of Cash Flow, page F-3

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 60:

60.   Please tell us the facts and circumstances regarding the issuance of 7,400,000 shares of common stock to Atlas Capital Partners LLC ("Atlas") in connection with the merger of the Company and Atlas as well as the shareholder loan converted to paid-in capital that you have disclosed under supplemental disclosures of non-cash investing and financing activities on the consolidated statements of cash flows.

Response to Comment No. 60:

The Company has deleted reference to the issuance of 7,400,000 shares of common stock to Atlas Capital Partners LLC. This reference was a typographical error in the final document.

Notes to Consolidated Financial Statements, page F-4

Note 2: Summary of significant accounting principles, page F-4

Revenue Recognition, page F-5

Comment No. 61:

61.   You disclose that you have membership rates and dues. Please revise your revenue recognition policy to disclose your accounting policy for memberships including the timing of when revenue is recognized. In so doing, disclose when you receive these rates and dues, and if there is deferred accounting for fees received in advance of when services are provided.

Response to Comment No. 61:

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability, is reasonably assured. The Company operates on a pay-per-session basis and does not utilize membership policies and rates.

Comment No. 62:

62.   You state that you "will" recognize revenue in accordance with Accounting Standards Codification subtopic 605-10. Please confirm and disclose accordingly whether you in fact do so. Conform the like note for the annual financial statements accordingly.

Response to Comment No. 62:

The Company has revised the section on Revenue Recognition to state that "The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10" instead of that "The Company 'will'". We have conformed the like note for the annual financial statements.

House of BODS Fitness, Inc.
February 25, 2014

Note 3: Property and Equipment, page F-10

Comment No. 63:

63.   It appears that the amounts under the column for the period ended December 31, 2012 are as of December 31, 2011. Please revise as appropriate.

Response to Comment No. 63:

The Company has revised the table in Note 3, Property and Equipment, to include the correct numbers for September 30, 2013 and December 31, 2012.

Note 4: Other Assets, page F-11

Comment No. 64:

64.   Please explain to us the basis for capitalizing and amortizing startup costs rather than expensing them as incurred pursuant to Accounting Standards Codification 720-15-25-1. Reference is also made to note 4 on page F-27.

Response to Comment No. 64:

Since the Company had capitalized the start up costs and amortized them and the amortization was not material, no change was recommended to the Company.

Note 5: Income Taxes, page F-11

Comment No. 65:

65.   Reference is made to the effective tax rate table at the top of page F-12. The column for the preceding year should be for the comparative prior year interim period. Please revise accordingly.

Response to Comment No. 65:

The Company has revised the effective tax rate table at the top of page F-12 to compare the interim periods of 2013 and 2012.

Note 6: Capital Structure, page F-12

Common Stock, F-12

Comment No. 66

66.   From information disclosed on pages 53 and F-30, it appears the last entry under this heading on page F-13 in regard to the issuance of 95,000 shares should be 160,000 shares issued in January 2013. Please revise or advise.

House of BODS Fitness, Inc.
February 25, 2014

Response to Comment No. 66:

The Company has revised the last entry under the heading Common Stock to correctly state an issuance of 160,000 shares.

Report of the Independent Registered Public Accounting Firm, page F-15

Comment No. 67:

67.   The first paragraph indicates that the financial position of House of BODS Fitness, Inc., and Subsidiary as of December 31, 2012 and 2011, and the statements of operations, stockholders' equity and cash flows for the years then ended were audited. However, the third paragraph opines as to the period of December 31, 2012 only. Please advise as to the periods upon which the independent accountant opined upon, and conform the report accordingly.

Response to Comment No. 67:

The independent accountant opined upon the audit of the Company's statements of operations, stockholders' equity and cash flows for the years ended December 31, 2012 and December 31, 2011 and the report has been conformed accordingly.

Comment No. 68:

68.   We note references in the report in regard to the plural and singular in referring to the independent accountant. For example, the fifth sentence in the second paragraph refers to "I." Please revise for consistency throughout the report.

Response to Comment No. 68:

The report has been revised to refer to the independent accountant in plural form consistently.

Consolidated Statements of Financial Condition, page F-16

Comment No. 69:

69.   Please tell us the facts and circumstances that generated the prepaid expenses of $2,600. In your response, tell us why the balance has remained the same for all periods presented in the filing, including the period ended March 31, 2013.

Response to Comment No. 69:

The Prepaid Expense amount of $2,600 was prepaid to purchase items to sell. The arrangement extended to June of 2013. Eventually it was decided against completion and the amount was written off in September of 2013 since the amount was forfeited.

Exhibit 23.1

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 70:

70.   Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response to Comment No. 70:

Exhibit 23.2

Comment No. 71:

71.   It appears that the legal opinion was filed as Exhibit 23.2 instead of Exhibit 5.1. Please refile the exhibit.

Response to Comment No. 71:

The Company has refiled the legal opinion as Exhibit 5.1.

Comment No. 72:

72.   Please have counsel opine that shares offered by the company are duly authorized, validly issued, fully paid and non-assessable. We note that counsel opines only that "the shares of Outstanding Common Stock" offered by the selling shareholders "have been duly authorized, validly issued and are fully paid and non-assessable."

Response to Comment No. 72:

Counsel has added language to clarify that the shares offered by the company are duly authorized to be issued.

Comment No. 73:

73.   Please have counsel revise the third paragraph of the opinion to remove assumption (b)(i).

Response to Comment No. 73:

Counsel has revised the third paragraph of the opinion to remove the assumption (b)(i).

Comment No. 74:

74.   Please have counsel revise to delete the last sentence on page 1 of the opinion that begins "[w]ith respect to my opinion set forth below."

Response to Comment No. 74:

Counsel has deleted the last sentence on page 1 of the opinion that begins "[w]ith respect to my opinion set forth below."

House of BODS Fitness, Inc.
February 25, 2014

Comment No. 75:

75.   Please include counsel's consent to being named in the registration statement.

Response to Comment No. 75:

Counsel has revised the opinion to include his consent to being named in the registration statement.

Comment No. 76:

76.   Please have counsel revise the penultimate paragraph of the opinion to remove the words "by the Company." There should not be any limitation on reliance. Refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

Response to Comment No. 76:

Counsel has revised the penultimate paragraph of the opinion to remove the words "by the Company."

Yours very truly,

/s/Raul N. Rodriguez, Esq.
Raul N. Rodriguez, Esq.